SPI Energy Co., Ltd.

#1128, 11/F, No. 52 Hung To Road

Kwun Tong, Kowloon

Hong Kong SAR, China

Via Edgar

October 14, 2021

Eiko Yaoita Pyles

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	SPI Energy Co., Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 29, 2021
File No. 001-37678

Dear Mr. Pyles:

SPI Energy Co., Ltd. (the “Company”) is in receipt of the Staff’s letter dated September 22, 2021 relating to its annual report referenced above. After discussions with our legal counsel, Loeb & Loeb LLP, and our auditor, Marcum Bernstein & Pinchuk LLP, we have determined that we require an extension of the time needed to file a comprehensive response to the comments raised in the Staff’s letter to no later than October 22, 2021. Due to various factors, including additional time needed to thoroughly review the Staff’s comments, together with the Company’s annual report with our internal accounting team and with our auditor and legal advisors, we require this additional time to respond.

Please feel free to contact me at +1 408-919-8000 with any questions or concerns in this regard.

Sincerely,

/s/ Xiaofeng Peng
Xiaofeng Peng
Chief Executive Officer